Exhibit 99.1

Scienjoy Holding Corporation Reports Second Quarter and First Half 2025 Unaudited Financial Results

BEIJING, August 27, 2025 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the second quarter and first half of fiscal year 2025 ended June 30, 2025.

Second Quarter 2025 Operating and Financial Summaries

●	Total revenues decreased to RMB349.0 million (US$48.7 million) for the three months ended June 30, 2025 from RMB374.8 million in the same period of 2024.

●	Gross profit decreased to RMB63.7 million (US$8.9 million) for the three months ended June 30, 2025 from RMB64.7 million in the same period of 2024. Gross margin increased to 18.2% for the three months ended June 30, 2025 from 17.3% in the same period of 2024.

●	Income from operations decreased to RMB23.3 million (US$3.2 million) for the three months ended June 30, 2025 from RMB28.6 million in the same period of 2024.

●	Net income decreased to RMB22.7 million (US$3.2 million) for the three months ended June 30, 2025 from RMB33.4 million in the same period of 2024. This is mainly due to RMB 13.7 million decrease in change in fair value of investment in a publicly traded company.

●	Net income attributable to the Company’s shareholders decreased to RMB22.6 million (US$3.2 million) for the three months ended June 30, 2025 from RMB35.3 million in the same period of 2024.

●	Adjusted net income attributable to the Company’s shareholders decreased to RMB24.9 million (US$3.5 million) for the three months ended June 30, 2025 from RMB38.5 million in the same period of 2024.

First Half 2025 Operating and Financial Summaries

●	Total revenues decreased to RMB656.4 million (US$91.6 million) for the six months ended June 30, 2025 from RMB691.1 million in the same period of 2024.

●	Gross profit increased by 4.6% to RMB123.2 million (US$17.2 million) for the six months ended June 30, 2025 from RMB117.8 million in the same period of 2024. Gross margin increased to 18.8% for the six months ended June 30, 2025 from 17.0% in the same period of 2024.

●	Income from operations decreased to RMB37.0 million (US$5.2 million) for the six months ended June 30, 2025 from RMB38.9 million in the same period of 2024.

●	Net income decreased to RMB9.7 million (US$1.4 million) for the six months ended June 30, 2025 from RMB36.2 million in the same period of 2024. This is mainly due to RMB 34.9 million decrease in change in fair value of investment in a publicly traded company.

●	Net income attributable to the Company’s shareholders decreased to RMB13.5 million (US$1.9 million) for the six months ended June 30, 2025 from RMB41.9 million in the same period of 2024.

●	Adjusted net income attributable to the Company’s shareholders decreased to RMB19.4 million (US$2.7 million) for the six months ended June 30, 2025 from RMB47.5 million in the same period of 2024.

●	As of June 30, 2025, the Company had RMB298.5 million (US$41.7 million) in cash and cash equivalents, which represented an increase of RMB46.0 million from RMB252.5 million as of December 31, 2024.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “In the first half of 2025, we have been advancing our ‘live streaming + gaming’ ecosystem strategy in line with our roadmap, reinforcing steady growth and achieving new breakthroughs in our core business. To further consolidate our live broadcast operations, we focused on retaining high-quality broadcasters, attracting new talents, enhancing content and improving user experience through innovative technologies such as AI and big data tools. Leveraging our expertise and competitive advantages, we are confident in establishing a sustainable and clearly differentiated model that delivers an unparalleled gaming experience while broadening the industry landscape.

We are particularly encouraged by the progress of AI Vista, our AIGC-driven creative community. By the end of Q2, the app had accumulated a vast number of AI-generated images and videos created through our growing library of styles and templates. This performance reflects the strength of our product roadmap and our ability to deliver differentiated user experiences.

Additionally, we remain firmly committed to our global expansion strategy, focusing resources on new markets to broaden our user base and diversify revenue streams. We will further enhance our business with our AI Performer technology — enabling real-time, interactive digital humans designed for both consumer and enterprise applications.

Looking ahead, we will continue to steadily and methodically scale our live streaming business, AI Vista, Beelive, and global content businesses around a unifying theme: ‘AI for Everyday Life.’ We are confident these initiatives will deliver durable returns and further strengthen the foundation for sustainable, profitable growth.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Our first-half 2025 results underscore both strategic resilience and financial discipline. Higher gross margin confirm that tighter cost controls and a refined, high-value user mix continue to drive operating efficiency. The decline in net income is purely the result of the accounting impact of the investment revaluation and does not affect cash generation or day-to-day operations.

With cash reserves increasing, we retain ample liquidity to fund innovation and expansion. Going forward, we strive to stay focused on executing our strategic priorities and investing in content, technology, and global reach to deliver high-quality growth and long-term shareholder value.”

Second Quarter 2025 Financial Results

Total revenues decreased to RMB349.0 million (US$48.7 million) for the three months ended June 30, 2025 from RMB374.8 million in the same period of 2024, primarily caused by a decrease in paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 165,239 for the three months ended June 30, 2025, as compared to 189,860 in the same period of 2024.

Cost of revenues decreased to RMB285.4 million (US$39.8 million) for the three months ended June 30, 2025 from RMB310.1 million in the same period of 2024. The decrease was primarily attributable to a decrease of RMB33.1 million in the Company’s revenue sharing fees, partially offset by an increase of RMB7.6 million in the Company’s user acquisition costs.

Gross profit decreased to RMB63.7 million (US$8.9 million) for the three months ended June 30, 2025 from RMB64.7 million in the same period of 2024. Gross margin increased to 18.2% for the three months ended June 30, 2025 from 17.3% in the same period of 2024 due to higher average live streaming revenue per paying user (“ARPPU”) and lower revenue sharing fees during the three months ended June 30, 2025, showing the Company’s effectiveness in converting high-quality paying user to its gross margin growth.

Total operating expenses increased by 11.8% to RMB40.4 million (US$5.6 million) for the three months ended June 30, 2025 from RMB36.1 million in the same period of 2024.

●	Sales and marketing expenses increased by 587.3% to RMB1.3 million (US$0.2 million) for the three months ended June 30, 2025 from RMB0.2 million in the same period of 2024, primarily attributable to more sales and marketing activities.

●	General and administrative expenses increased by 26.3% to RMB21.0 million (US$2.9 million) for the three months ended June 30, 2025 from RMB16.7 million in the same period of 2024, primarily caused by an increase of RMB4.1 million in professional consulting fee.

●	Research and development expenses decreased to RMB17.4 million (US$2.4 million) from RMB17.5 million for the three months ended June 30, 2025 and 2024.

●	Provision for credit losses decreased to RMB0.6 million (US$0.1 million) for the three months ended June 30, 2025 from RMB1.8 million in the same period of 2024 due to improvement of collection in the second quarter of 2025.

Income from operations decreased to RMB23.3 million (US$3.2 million) for the three months ended June 30, 2025 from RMB28.6 million in the same period of 2024.

Change in fair value of investment in marketable security was a loss of RMB6.8 million (US$0.9 million) for the three months ended June 30, 2025, as compared with a gain of RMB7.0 million in the same period of 2024. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investment loss decreased to RMB0.6 million (US$0.1 million) for the three months ended June 30, 2025 from RMB1.1 million in the same period of 2024. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Interest income, net increased by 1.8% to RMB0.5 million for the three months ended June 30, 2025 from RMB0.4 million in the same period of 2024. The increase was primarily due to increased cash balance.

Other income, net increased by 1,228.5% to RMB7.6 million for the three months ended June 30, 2025 from RMB0.6 million in the same period of 2024. The increase was primarily due to increased government subsidies. There is no assurance that the Company will continue to receive these subsidies in the future.

Foreign exchange loss, net was RMB1.6 million (US$0.2 million) for the three months ended June 30, 2025, as compared to a foreign exchange gain of RMB1.0 million in the same period of 2024.

Income tax benefit was RMB0.3 million (US$0.04 million) for the three months ended June 30, 2025, as compared to an income tax expense of RMB3.0 million in the same period of 2024.

Net income decreased to RMB22.7 million (US$3.2 million) for the three months ended June 30, 2025 from RMB33.4 million in the same period of 2024 as a result of the foregoing.

Net income attributable to the Company’s shareholders decreased to RMB22.6 million (US$3.2 million) for the three months ended June 30, 2025 from RMB35.3 million in the same period of 2024.

Adjusted net income attributable to the Company’s shareholders decreased to RMB24.9 million (US$3.5 million) for the three months ended June 30, 2025 from RMB38.5 million in the same period of 2024.

Basic and diluted net income per ordinary share was RMB0.54 (US$0.08) and RMB0.54 (US$0.08) for the three months ended June 30, 2025, respectively. In comparison, basic and diluted net income per ordinary share was RMB0.86 and RMB0.85 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ordinary share was RMB0.60 (US$0.08) and RMB0.60 (US$0.08) for the three months ended June 30, 2025, respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB0.94 and RMB0.93 in the same period of 2024, respectively.

First Half 2025 Financial Results

Total net revenues decreased to RMB656.4 million (US$91.6 million) for the six months ended June 30, 2025 from RMB691.1 million in the same period of 2024, primarily caused by decrease of paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 253,888 for the six months ended June 30, 2025, compared to 284,076 in the same period of 2024.

Cost of revenues decreased to RMB533.2 million (US$74.4 million) for the six months ended June 30, 2025 from RMB573.3 million in the same period of 2024. The decrease was primarily attributable to a decrease of RMB56.0 million in the Company’s revenue sharing fees, partially offset by an increase of RMB14.6 million in the Company’s user acquisition costs.

Gross profit increased by 4.6% to RMB123.2 million (US$17.2 million) for the six months ended June 30, 2025 from RMB117.8 million in the same period of 2024. The gross margin increased to 18.8% for the six months ended June 30, 2025 from 17.0% in the same period of 2024 due to higher ARPPU and lower revenue sharing fees during the six months ended June 30, 2025, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses increased by 9.2% to RMB86.2 million (US$12.0 million) for the six months ended June 30, 2025 from RMB78.9 million in the same period of 2024.

●	Sales and marketing expenses increased by 56.7% to RMB3.4 million (US$0.5 million) for the six months ended June 30, 2025 from RMB2.2 million in the same period of 2024, primarily attributable to more sales and marketing activities.

●	General and administrative expenses increased by 21.3% to RMB44.4 million (US$6.2 million) for the six months ended June 30, 2025 from RMB36.6 million in the same period of 2024. The increase was primarily due to an increase of RMB6.9 million in professional consulting fee and RMB2.7 million in employee salary and welfare, partially offset by a decrease of RMB0.6 million in entertainment expenses and a decrease of RMB0.5 million in share-based compensation.

●	Research and development expenses decreased to RMB37.0 million (US$5.2 million) from RMB39.1 million for the six months ended June 30, 2025 and 2024, due to a decrease of RMB4.8 million in employee salary and welfare, offset by an increase of RMB2.4 million in technical service fee.

●	Provision for credit losses increased by 24.3% to RMB1.4 million (US$0.2 million) for the six months ended June 30, 2025 from RMB1.1 million in the same period of 2024, due to overall slow collection for the six months ended June 30, 2025.

Income from operations decreased to RMB37.0 million (US$5.2 million) for the six months ended June 30, 2025 from RMB38.9 million in the same period of 2024.

Change in fair value of investment in marketable security was a loss of RMB31.1 million (US$4.3 million) for the six months ended June 30, 2025, as compared with a gain of RMB3.8 million in the same period of 2024. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss decreased to RMB1.0 million (US$0.1 million) for the six months ended June 30, 2025 from RMB3.4 million in the same period of 2024. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Interest income, net decreased to RMB1.0 million (US$0.1million) for the six months ended June 30, 2025 from RMB2.4 million in the same period of 2024. The decrease was primarily due to lower interest rate.

Other income, net increased by 1,218.6% to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2025 from RMB0.7 million in the same period of 2024. The increase was primarily due to increased government subsidies and one-time compensation income. There is no assurance that the Company will continue to receive these subsidies in the future.

Foreign exchange loss, net was RMB2.6 million (US$0.4 million) for the six months ended June 30, 2025, as compared to foreign exchange gain of RMB1.5 million in the same period of 2024.

Income tax expense decreased to RMB2.6 million for the six months ended June 30, 2025 from RMB7.7 million in the same period of 2024 due to decreased taxable income.

Net income decreased to RMB9.7 million (US$1.4 million) for the six months ended June 30, 2025 from of RMB36.2 million in the same period of 2024 as a result of the foregoing.

Net income attributable to the Company’s shareholders decreased to RMB13.5 million (US$1.9 million) for the six months ended June 30, 2025 from RMB41.9 million in the same period of 2024.

Adjusted net income attributable to the Company’s shareholders decreased to RMB19.4 million (US$2.7 million) for the six months ended June 30, 2025 from RMB47.5 million in the same period of 2024.

Basic and diluted net income per ordinary share was RMB0.32 (US$0.05) and RMB0.32 (US$0.05) for the six months ended June 30, 2025, respectively. In comparison, basic and diluted net income per ordinary share was RMB1.02 and RMB1.01 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ordinary share was RMB0.47 (US$0.07) and RMB0.47 (US$0.07) for the six months ended June 30, 2025., respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB1.16 and RMB1.15 in the same period of 2024, respectively.

As of June 30, 2025, the Company had cash and cash equivalent balance of RMB298.5 million (US$41.7 million), which represented an increase of RMB46.0 million from RMB252.5 million as of December 31, 2024.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2025, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	298,490	41,668
Accounts receivable, net	226,060	222,704	31,088
Prepaid expenses and other current assets	28,415	29,080	4,059
Amounts due from related parties	-	100	14
Investment in marketable security	37,629	6,537	913
Total current assets	544,644	556,911	77,742

Non-current assets
Property and equipment, net	1,981	1,507	210
Intangible assets, net	405,256	401,786	56,087
Goodwill	182,661	183,138	25,565
Long term investments	257,387	262,214	36,604
Long term deposits and other assets	906	839	117
Right-of-use assets-operating lease	4,845	17,795	2,484
Deferred tax assets	7,505	7,613	1,063
Total non-current assets	860,541	874,892	122,130
TOTAL ASSETS	1,405,185	1,431,803	199,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	36,015	39,041	5,450
Accrued salary and employee benefits	22,346	10,382	1,449
Accrued expenses and other current liabilities	6,840	4,602	642
Income tax payable	11,284	12,364	1,726
Lease liabilities-operating lease -current	4,098	4,612	644
Deferred revenue	80,186	89,198	12,452
Total current liabilities	160,769	160,199	22,363

Non-current liabilities
Deferred tax liabilities	58,400	57,691	8,053
Lease liabilities-operating lease -non-current	700	11,956	1,669
Total non-current liabilities	59,100	69,647	9,722
TOTAL LIABILITIES	219,869	229,846	32,085

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,412,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2025, respectively.
Class A ordinary shares	444,162	450,059	62,826
Class B ordinary shares	23,896	23,896	3,336
Shares to be issued	20,817	20,817	2,906
Treasury stocks	(19,952)	(19,952)	(2,785)
Statutory reserves	50,705	51,195	7,147
Retained earnings	662,499	675,502	94,296
Accumulated other comprehensive income	16,967	17,792	2,483
Total shareholders’ equity	1,199,094	1,219,309	170,209
Non-controlling interests	(13,778)	(17,352)	(2,422)
Total equity	1,185,316	1,201,957	167,787
TOTAL LIABILITIES AND EQUITY	1,405,185	1,431,803	199,872

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	362,293	335,610	46,849	671,308	630,084	87,956
Livestreaming - time based virtual items revenue	6,542	4,400	614	12,516	9,258	1,292
Technical services and others	6,005	9,022	1,259	7,315	17,025	2,377
Total revenues	374,840	349,032	48,722	691,139	656,367	91,625
Cost of revenues	(310,117)	(285,353)	(39,834)	(573,329)	(533,195)	(74,431)
Gross profit	64,723	63,679	8,888	117,810	123,172	17,194
Operating expenses
Sales and marketing expenses	(189)	(1,299)	(181)	(2,177)	(3,412)	(476)
General and administrative expenses	(16,650)	(21,027)	(2,935)	(36,580)	(44,379)	(6,195)
Research and development expenses	(17,534)	(17,437)	(2,434)	(39,061)	(36,999)	(5,165)
Provision for credit losses	(1,769)	(646)	(90)	(1,126)	(1,400)	(195)
Total operating expenses	(36,142)	(40,409)	(5,640)	(78,944)	(86,190)	(12,031)
Income from operations	28,581	23,270	3,248	38,866	36,982	5,163
Change in fair value of investment in marketable security	6,991	(6,758)	(943)	3,764	(31,092)	(4,340)
Investment loss	(1,114)	(559)	(78)	(3,354)	(971)	(136)
Interest income, net	449	457	64	2,428	996	139
Other income, net	575	7,639	1,066	688	9,072	1,266
Foreign exchange gain (loss), net	974	(1,614)	(225)	1,508	(2,630)	(367)
Income before income taxes	36,456	22,435	3,132	43,900	12,357	1,725
Income tax (expenses) benefits	(3,035)	272	38	(7,673)	(2,608)	(364)
Net income	33,421	22,707	3,170	36,227	9,749	1,361
Less: net (loss) income attributable to noncontrolling interest	(1,919)	124	17	(5,693)	(3,744)	(523)
Net income attributable to the Company’s shareholders	35,340	22,583	3,153	41,920	13,493	1,884

Other comprehensive (loss) income:
Other comprehensive (loss) income - foreign currency translation adjustment	(172)	672	94	(608)	995	139
Comprehensive income	33,249	23,379	3,264	35,619	10,744	1,500
Less: comprehensive (loss) income attributable to non-controlling interests	(1,919)	343	48	(5,693)	(3,574)	(499)
Comprehensive income attributable to the Company’s shareholders	35,168	23,036	3,216	41,312	14,318	1,999

Weighted average number of shares
Basic	41,164,872	41,591,911	41,591,911	41,164,872	41,578,079	41,578,079
Diluted	41,334,310	41,669,236	41,669,236	41,461,415	41,655,404	41,655,404
Earnings per share
Basic	0.86	0.54	0.08	1.02	0.32	0.05
Diluted	0.85	0.54	0.08	1.01	0.32	0.05

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s shareholders	35,340	22,583	3,153	41,920	13,493	1,884
Less:
Share based compensation	(3,194)	(2,322)	(324)	(5,629)	(5,897)	(823)
Adjusted net income attributable to the Company’s shareholders*	38,534	24,905	3,477	47,549	19,390	2,707
Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	0.94	0.60	0.08	1.16	0.47	0.07
Diluted	0.93	0.60	0.08	1.15	0.47	0.07

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.